Exhibit 99.1



(NYSE: STVN)

Stevanato Group
Q2 2026 Financial Results

August 4, 2026

Safe Harbor Statement

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”) and which involve known and unknown risks, uncertainties and assumptions because they relate to events and depend on circumstances that will occur in the future whether or not within the control of the Company. These forward-looking statements include, or may include words such as "strong," "continued," "driving," "meet," "will continue," "building," "expanding," "progressing," "remains," "is set," "remain," "remaining," "growing," "continue," "expect," "aim," and other similar terminology. Forward-looking statements contained in this presentation include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and sites, and our expectations related to our capacity expansion; the global supply chain and our committed orders; customer demand and customers’ ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint; and our goals, strategies, and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions of the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, the Iran regional conflict (including U.S. participation), supply chain and logistical challenges and other negative developments affecting Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand ; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called “golden powers”); (xvi) if relations between China and the U.S. deteriorate (including in connection with the current trade policy of the U.S. government), our business in the U.S. and China could be materially and adversely affected; (xvii) the U.S. government recently imposed tariffs on certain product manufactured in several jurisdictions, including China and the European Union, and has made announcements regarding the potential imposition of tariffs on other jurisdictions. Such tariffs as well as other trade policies that the U.S. government may implement in the future and the restrictive trade measures that other countries may adopt in response thereto, could adversely affect our business by making it more difficult or costly to trade goods between different jurisdictions; (xviii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xix) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xx) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xxi) we depend in part on proprietary technology licensed from others, and if we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxii) we are obligated to maintain proper and effective internal control over financial reporting. Our internal controls were not effective for the year ended December 31, 2025, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares; and any other risk described under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and “Business” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. This list is not exhaustive. We therefore caution you against relying on these forward-looking statements and we qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Non-GAAP Financial Information

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP financial measures. Management monitors and evaluates its operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess its financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Accordingly, you should not place undue reliance on any non-IFRS financial measures contained in this presentation.



Stevanato Group Q2 2026 Financial Results Earnings Call



Franco
Stevanato

Chairman & CEO



Marco
Dal Lago

CFO



Lisa
Miles

CCO & IR

Stevanato Group



Franco Stevanato

Chairman & CEO



Solid Quarter Delivering Topline Growth, Higher Mix of HVS, and Margin Expansion

Revenue Growth & Magin Expansion driven by BDS

- In Q2 2026, revenue grew 8%, driven by **9% growth in the BDS Segment,** that offset slight decline in the Engineering Segment.

- **HVS grew 16% yoy and accounted for 45% of Total Revenue** in the quarter, driven by **Biologics that grew 30% yoy**
  - GLP1s accounted for approx. 22% to 23% of Revenue

- Higher HVS mix drove **expanded margin: 26.0% of Adj. EBITDA***




Share of BDS Revenue from Biologics
(% of BDS Revenue excl. Covid-19)



19%	39%	**42%**
1H22	1H25	**1H26**

Strong demand injectable biologics:

- 9,000+ injectable assets in the global drug pipeline
- 60%+ are Biologics

Share of BDS revenue from biologics including revenue related to Covid-19 can be found in the Company's Annual Report on Form 20-F filed with the SEC for the fiscal years ended December 31, 2025, 2024, 2023, and 2022.

All comparisons refer to Q2 2025 unless otherwise specified.
* Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA, adjusted EBITDA margin, are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures


Stevanato Group

Progressing On Our Long-Term Strategy

Advancing on Our Strategy To Position As Integrated Leader In The Higher-Valued Markets

- **Divested California-based Balda C. Brewer (non-HVS); accelerate transition towards more complex, integrated delivery systems**

- **Strong customer demand for integrated solutions** combining device innovation, manufacturing expertise, and supply chain reliability

- One of our customers received **regulatory approval in several EU countries for a product incorporating our proprietary, variable-dose, Alina® pen injector** and our world-class cartridge technology

- Recently **launched Deora™ , a novel proprietary, fixed-dose pen-injector platform**

Engineering: Continued Operational & Financial Improvements

- 2Q26 results demonstrate the **optimization plan initiatives are yielding positive results**

- **Operations stabilized;** advancing on optimization plan execution

- Teams laser **focused on sales and marketing** to expand our opportunity set
  - → **good progress in winning new orders**. We are cautiously optimistic, but sales cycles remain longer today than in previous years











Demand-Driven Capacity Expansion Update



Fishers (IN), U.S.

Supporting U.S. customers across the full value chain, strategically focused to meet high demand for biologics



Latina, Italy

Diversifying EMEA footprint with expanding capacity for PFS and EZ-fill® cartridges to satisfy market demand

- Completed **Performance Qualification on the first EZ-fill® vial line;** will start customer validations in the near term

- On track with our DDS contract manufacturing: **commercial production expected to begin at the end of 2026**

- **Ramp-up** remains centered on bringing **high-value PFS** capacity into service and advancing customer validations

- First next-gen RTU 400 EZ-fill® cartridge line exp. to be installed in next months. **Commercial production is set to launch in early 2027**

Stevanato Group

Solid Momentum Continued in 2026



- **Strong 2Q26 results** in line with our expectations

- Positioning the business around the **most attractive areas of the market, particularly biologics**, GLP-1 therapies, and integrated drug delivery systems
  - Divestiture of Balda C. Brewer, a non-HVS contract manufacturing subsidiary in California
  - Investments in proprietary platforms such as Alina® and Deora™ to reinforce our focus on higher-value, differentiated solutions

- Continued **progress in improving the Engineering Segment**

- **Advancing our growth investments in Fishers and Latina**

Stevanato Group



Marco Dal Lago

Chief Financial Officer



Q2 2026: Financial Highlights

Q2 2026: Revenue

(€ Million)



- Revenue increase driven by **9% yoy growth in the BDS Segment** which offset slight decline in the Engineering Segment

- **HVS** increased 16% yoy (18% at CC) to **€136M and represented 45% of total revenue** driven predominately by strong demand in high-value PFS, and to a lesser extent EZ-fill® vials

Q2 2026: Margins

- **Gross profit margin increased 60 bps to 28.7%**, driven by
  - (i) expected **improvements Latina and Fishers** (combined the sites remain margin-dilutive, but gaining operating leverage)
  - **(ii) higher mix of accretive HVS**, and
  - (iii) better marginality in the Engineering Segment

  As expected, higher depreciation, higher utility costs and FX translation partially offset the favorable effects

- Divested our California-based subsidiary, specialized in CM consumables for IVD; recorded one-time expenses of €12.2M

- **Adj. Operating profit margin* increased 250 bps to 18.0%** (operating profit margin was 12.9%)

- Higher tax rate due to (i) FY25 Italian corporate tax incentive that was discontinued, and (ii) no tax benefit from the divestiture

- **Adj. net profit* of €37.6M, or €14 of adjusted diluted EPS*** (net profit of €23.0M, or €0.08 of EPS)

- **Adjusted EBITDA* increased 21% to €78.7M; adjusted EBITDA margin* increased 280 bps to 26.0%**

All comparisons refer to Q2 2025 unless otherwise specified.
* Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA, adjusted EBITDA margin, are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures


Stevanato Group

Q2 2026: Segment Trends

Biopharmaceutical and Diagnostic Solutions (BDS) Segment



REVENUE
(€ Million)

Q2 2025	Q2 2026
244	266

GROSS PROFIT MARGIN
(%)

Q2 2025	Q2 2026
31.2	31.1

Revenue increased 9% (10% at CC), driven by growth in HVS and other containment

- **Revenue from HVS grew 16%** to €135.9M, or approx. 51% of BDS revenue
- **Revenue from other containment and delivery solutions increased 3%** to €130.3M, driven by growth in bulk syringes and cartridges, and variable compensation tied to a customer contract
- **Gross profit increased €6.6M** due to improvements in the new plants and the favorable HVS mix. These favorable trends were partially offset by (i) higher depreciations, (ii) higher utilities costs, and (iii) FX headwind. Gross profit margin decreased 10 bps to 31.1%; operating profit margin of 15.8%,was impacted by the divestment

Engineering Segment



REVENUE
(€ Million)

Q2 2025	Q2 2026
37	36

GROSS PROFIT MARGIN
(%)

Q2 2025	Q2 2026
6.6	12.0

Revenue decreased 2% to €35.8M, driven by lower sales from pharma visual inspection and glass conversion, which offset growth in assembly lines and after sales services

Gross profit margin increased 540 bps to 12.0%, and operating profit margin increased 370 basis points to 2.9%. The Segment continues to make steady operational and financial progress. Margins also benefited from improved operating results and a favorable mix in our Danish operations from newly secured projects in 2026.

Solid progress in Q2, but we remain cautious due to the elongated sales cycle and project phasing

All comparisons refer to Q2 2025 unless otherwise specified. Rounded figures


Stevanato Group

Balance Sheet and Cash Flow Items

At Quarter-Ended June 30, 2026	
Cash and Cash Equivalents	**€ 78.6 M**
Net Debt	**€ 360.3 M**

In the Second Quarter of 2026	
CAPEX	**€ 52.0 M**

In the Second Quarter of 2026	
Cash from operating activities	+ € 31.9 M
Cash used in the purchase of property, plant, equipment, and intangible assets	(€ 65.7 M)
Free Cash Flow	**(€ 32.0 M)**

*Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures.


Stevanato Group

Updated FY 2026 Guidance, Reflecting Its Subsidiary Sale, Better Than Anticipated Currency Translation And Higher Organic Growth

	PRIOR FY 2026 Guidance	UPDATED FY 2026 Guidance
Revenue	**€ 1.260B - € 1.290B**	**€ 1.260B - € 1.280B**
Implied organic growth**		*8% to 10%*
Adjusted DEPS*	**€ 0.59 - € 0.63**	**€ 0.60 - € 0.62**
Adjusted EBITDA*	**€ 331.8M - € 346.9M**	**€ 335.0M - € 345.2M**
Adj. EBITDA margin (mid-point)	*26.6%*	*26.8%*

- BDS is exp. to grow HSD on a reported basis. Engineering is exp. to decline by MSD to LDD
- HVS exp. to range between 47% to 48% of total Company revenue
- FCF exp. to range from breakeven to positive € 20 million
- Updating tax rate: adjusted for the divestment, now exp. tax rate of approx. 28.2%. Higher tax rate is expected to be offset by lower than anticipated depreciation and amortization, and financial expenses

---

*Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures.
**Implied Organic Growth excludes effects from currency translation and from the divestiture of our California-based subsidiary, Balda C. Brewer


Stevanato Group

Great Start To Fiscal 2026, with Continued Momentum: Progress At Our New Sites And Increased Mix Of High-Value Solutions

- Continued **strength of our core business, capitalizing on opportunities in biologics,** the most attractive and fastest growing end market

    - **Strong demand for premium containment and delivery solutions** for complex injectables (eg, biosimilars, mAbs, and GLP-1 therapies)

- Customers increasingly seeking **integrated partners combining innovation, manufacturing expertise, and supply chain reliability**

    - Proprietary platforms - such as Alina® - demonstrate **our ability to bring together drug containment and delivery device capabilities in a differentiated, commercially relevant solution**

    - Squarely focused on HVS in both drug containment and drug delivery systems: **uniquely positioned to seize these opportunities**

- Our goal is to **move further up the value chain and deliver sustainable, profitable growth, expanded margins, and long-term shareholder value**







(NYSE: STVN)

Upcoming Conferences and Marketing Activities

- Morgan Stanley Healthcare Conference: **September 15, 2026**

- Deutsche Bank, New York: **September 16, 2026**

- Bank of America Global Healthcare Conference in London– **September 22, 2026**

- Jefferies Healthcare Conference in London – **November 18, 2026**

Thank You

Investor Relations Contacts

lisa.miles@stevanatogroup.com

giacomo.guiducci@stevanatogroup.com

Media Relations Contacts

caterina.tripepi@stevanatogroup.com



Reconciliation of Non-GAAP Financial Measures

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CapEx. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.



Reconciliation of Non-GAAP Financial Measures (1/5)

Reconciliation of Revenue to Constant Currency Revenue
(Amounts in € millions)

Three months ended June 30, 2026

	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	266.2	35.8	302.0
Effect of changes in currency translation rates	0.8	0.1	0.9
Constant Currency Revenue (Non-IFRS GAAP)	267.0	35.9	302.9

Six months ended June 30, 2026

	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	515.2	60.4	575.6
Effect of changes in currency translation rates	8.9	0.1	9.0
Constant Currency Revenue (Non-IFRS GAAP)	524.1	60.5	584.6

Reconciliation of EBITDA
(Amounts in € millions)

	For the three months ended June 30, 2026	2025	Change %	For the six months ended June 30, 2026	2025	Change %
Net Profit	23.0	29.7	(22.7)%	51.0	56.2	(9.3)%
Income Taxes	15.2	9.4	61.2%	26.4	18.0	46.5%
Finance Income	(1.1)	(9.2)	(88.6)%	(4.4)	(15.2)	(70.9)%
Finance Expenses	2.0	11.5	(82.7)%	4.8	17.0	(71.4)%
Operating Profit	**39.1**	**41.4**	**(5.6)%**	**77.8**	**76.0**	**2.4%**
Depreciation and Amortization	24.2	21.6	12.1%	48.8	42.2	15.8%
EBITDA	**63.2**	**62.9**	**0.5%**	**126.6**	**118.2**	**7.1%**

Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin
(Amounts in € millions)

	For the three months ended June 30, 2026	2025	For the six months ended June 30, 2026	2025
Revenue	302.0	280.0	575.6	536.6
Net Profit Margin (Net Profit/ Revenue)	*7.6%*	*10.6%*	*8.9%*	*10.5%*
Operating Profit Margin (Operating Profit/ Revenue)	*12.9%*	*14.8%*	*13.5%*	*14.2%*
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	*26.0%*	*23.2%*	*25.0%*	*22.8%*
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	*18.0%*	*15.5%*	*16.6%*	*14.9%*



Reconciliation of Non-GAAP Financial Measures (2/5)

**Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,
Net Profit, and Diluted EPS
(Amounts in € millions, except per share data)**

Three months ended June 30, 2026	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	63.2	39.1	15.2	23.0	0.08
Adjusting items:					
Start-up costs new plants (1)	2.4	2.4	0.6	1.8	0.01
Restructuring and related charges (2)	0.8	0.8	0.2	0.6	0.00
Loss on sale of subsidiary and related transaction costs (3)	12.2	12.2	—	12.2	0.04
Adjusted	**78.7**	**54.5**	**16.0**	**37.6**	**0.14**
Adjusted Margin	**26.0%**	**18.0%**			

Six months ended June 30, 2026	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	126.6	77.8	26.4	51.0	0.19
Adjusting items:					
Start-up costs new plants (1)	4.2	4.2	1.1	3.1	0.01
Restructuring and related charges (2)	1.1	1.1	0.3	0.8	0.00
Loss on sale of subsidiary and related transaction costs (3)	12.2	12.2	—	12.2	0.04
Adjusted	**144.1**	**95.3**	**27.7**	**67.1**	**0.25**
Adjusted Margin	**25.0%**	**16.6%**			

Three months ended June 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	62.9	41.4	9.4	29.7	0.11
Adjusting items:					
Start-up costs new plants (1)	1.3	1.3	0.3	0.9	0.00
Restructuring and related charges (2)	0.9	0.9	0.2	0.6	0.00
Adjusted	**65.1**	**43.5**	**10.0**	**31.3**	**0.11**
Adjusted Margin	**23.2%**	**15.5%**			

Six months ended June 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	118.2	76.0	18.0	56.2	0.21
Adjusting items:					
Start-up costs new plants (1)	2.1	2.1	0.6	1.5	0.01
Restructuring and related charges (2)	2.1	2.1	0.5	1.6	0.01
Adjusted	**122.4**	**80.2**	**19.1**	**59.3**	**0.22**
Adjusted Margin	**22.8%**	**14.9%**			

(1) During the three and the six months ended June 30, 2026, the Group recorded EUR 2.4 million and EUR 4.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. During the three and the six months ended June 30, 2025, and the Group recorded EUR 1.3 million and EUR 2.1 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy.

(2) During the three and the six months ended June 30, 2026, the Group recorded EUR 0.8 million and EUR 1.1 million, respectively, of restructuring and related charges among cost of sales, and selling and marketing and general and administrative expenses. These charges mainly relate to (i) employee costs arising from the reorganization of certain business functions across the Group and (ii) employee costs associated with a business reorganization and optimization plan in Denmark. During the three and the six months ended June 30, 2025, the Group recorded EUR 0.9 million and EUR 2.1 million, respectively, of restructuring and related charges among cost of sales, general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions.

(3) During the three and the six months ended June 30, 2026, the Group recorded EUR 12.2 million loss on sale of the subsidiary Balda C. Brewer Inc. and related transaction costs.

(4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.


Stevanato Group

Reconciliation of Non-GAAP Financial Measures (3/5)

Capital Employed (Amounts in € millions)	As of June 30, 2026	As of December 31, 2025
- Goodwill and intangible assets	88.6	86.8
- Right of use assets	11.1	12.4
- Property, plant and equipment	1,475.9	1,391.5
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	1.1	5.5
- Deferred tax assets	107.6	103.9
Non-current assets excluding FV of derivative financial instruments and receivable for the sale of subsidiary	**1,684.3**	**1,600.3**
- Inventories	309.0	268.2
- Contract assets	171.4	180.5
- Trade receivables	300.3	302.7
- Trade payables	(255.9)	(263.3)
- Advances from customers	(32.1)	(33.4)
- Non-current advances from customers	(94.8)	(98.8)
- Contract liabilities	(12.4)	(10.4)
Trade working capital	**385.4**	**345.4**
- Tax receivables and other receivables	59.1	50.6
- Current financial receivables - rent to buy agreement	8.6	8.6
- Tax payables and other current liabilities	(147.9)	(100.8)
- Current provisions	(2.8)	(4.4)
Net working capital	**302.5**	**299.3**
- Deferred tax liabilities	(13.9)	(13.3)
- Employees benefits	(6.8)	(6.8)
- Non-current provisions	(1.1)	(3.2)
- Other non-current liabilities	(54.9)	(52.1)
Total non-current liabilities and provisions	**(76.8)**	**(75.4)**
Capital employed	**1,910.1**	**1,824.2**
Net (debt) /cash	**(360.3)**	**(337.7)**
Total Equity	**(1,549.8)**	**(1,486.5)**
Total equity and net (debt)/ cash	**(1,910.1)**	**(1,824.2)**



Reconciliation of Non-GAAP Financial Measures (4/5)

CAPEX
(Amounts in € millions)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2026	2025	€	2026	2025	€
Addition to Property, plant and equipment	43.9	66.4	(22.5)	110.3	134.7	(24.4)
Addition to Intangible Assets	8.1	2.7	5.4	9.3	4.1	5.2
CAPEX	**52.0**	**69.1**	**(17.1)**	**119.6**	**138.8**	**(19.2)**

Net (Debt) / Net Cash
(Amounts in € millions)

	As of June 30, 2026	As of December 31, 2025
Non-current financial liabilities	(319.1)	(347.4)
Current financial liabilities	(127.2)	(123.5)
Other non-current financial assets - Fair value of derivatives financial instruments	0.5	0.3
Other non-current financial assets - Receivable related to the sale of a subsidiary	1.2	—
Other current financial assets other than financial receivables for rent to buy agreement	1.8	2.2
Other current financial assets - Receivable related to the sale of a subsidiary	3.9	—
Cash and cash equivalents	78.6	130.6
Net (Debt)/ Cash	**(360.3)**	**(337.7)**

Free Cash Flow
(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,	
	2026	2025	2026	2025
Net cash flow from operating activities	31.9	44.9	107.4	144.7
Interest paid	1.8	2.1	2.6	3.5
Interest received	(0.2)	(0.1)	(0.7)	(1.0)
Purchase of property, plant and equipment	(57.6)	(57.6)	(123.9)	(128.0)
Proceeds from sale of property, plant and equipment	0.2	0.4	0.5	1.4
Refund of capitalized costs of property, plant and equipment	—	—	0.1	—
Purchase of intangible assets	(8.1)	(2.7)	(12.5)	(4.1)
Free Cash Flow	**(32.0)**	**(13.0)**	**(26.6)**	**16.6**


Stevanato Group

Reconciliation of Non-GAAP Financial Measures (5/5)

Reconciliation of 2026 Guidance*
Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS
(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS (EUR)
Reported	1,260.0 - 1,280.0	311.5 - 321.7	209.6 - 219.8	143.3 - 150.3	0.53 - 0.55
Adjusting items:					
Start-up costs new plants		8.4	8.4	6.1	0.02
Restructuring and related charges		2.5	2.5	1.8	0.01
One-time gains and charges		0.4	0.4	0.3	0.00
Loss on sale of subsidiary and related transaction costs		12.2	12.2	12.2	0.04
Adjusted	**1,260.0 - 1,280.0**	**335.0 - 345.2**	**233.1 - 243.3**	**163.6 - 170.8**	**0.60 - 0.62**

*Amounts may not add due to rounding

Stevanato Group